CODE OF ETHICS

Policies and Procedures

Fiduciary Standards and Compliance with the Federal Securities Laws

At all times, Foundry Partners and its Employees must comply with the spirit and the letter of the Federal Securities Laws and the rules governing the capital markets. The CCO administers the Code of Ethics (or the ‘Code’). All questions regarding the Code should be directed to the CCO. Employees must cooperate to the fullest extent reasonably requested by the CCO to enable (i) Foundry Partners to comply with all applicable Federal Securities Laws and (ii) the CCO to discharge her duties under the Manual.

All Employees will act with competence, dignity, integrity, and in an ethical manner, when dealing with Clients, the public, prospects, third-party service providers and fellow Employees. Employees must use reasonable care and exercise independent professional judgment when conducting investment analysis, making investment recommendations, trading, promoting Foundry Partners’ services, and engaging in other professional activities.

We expect all Employees to adhere to the highest standards with respect to any potential conflicts of interest with Clients. As a fiduciary, Foundry Partners must act in its Clients’ best interests at all times. Neither Foundry Partners, nor any Employee should ever benefit at the expense of any Client. Notify the CCO promptly about any practice that creates, or gives the appearance of, a material conflict of interest.

Employees are generally expected to discuss any perceived risks, or concerns about Foundry Partners’ business practices, with their direct supervisor. However, if an Employee is uncomfortable discussing an issue with their manager, or if they believe that an issue has not been appropriately addressed, they should bring the matter to the CCO’s attention.

Reporting Violations

Improper actions by Foundry Partners or its Employees could have severe negative consequences for Foundry Partners, its Clients, and its Employees. Impropriety, or even the appearance of impropriety, could negatively impact all Employees, including people who had no involvement in the problematic activities.

Employees must promptly report any improper or suspicious activities, including any suspected violations of the Code of Ethics, to the CCO. Issues can be reported to the CCO in person, or by telephone, email, or written letter. Reports of potential issues may be made anonymously. Any reports of potential problems will be thoroughly investigated by the CCO, who will report directly to the CEO on the matter. Any problems identified during the review will be addressed in ways that reflect Foundry Partners’ fiduciary duty to its Clients.

An Employee’s identification of a material compliance issue will be viewed favorably by the Company’s senior executives. Retaliation against any Employee who reports a violation of the Code of Ethics in good faith is strictly prohibited and will be cause for corrective action, up to and including dismissal. If an Employee believes that he or she has been retaliated against, he or she should notify the CEO directly.

Violations of this Code of Ethics, or the other policies and procedures set forth in the Manual, may warrant sanctions including, without limitation, requiring that personal trades be reversed, requiring the disgorgement of profits or gifts, issuing a letter of caution or warning, suspending personal trading rights, imposing a fine, suspending employment (with or without compensation), making a civil referral to the SEC, making a criminal referral, terminating employment for cause, and/or a combination of the foregoing. Violations may also subject an Employee to civil, regulatory, or criminal sanctions. No Employee will determine whether he or she committed a violation of the Code of Ethics, or impose any sanction against himself or herself. All sanctions and other actions taken will be in accordance with applicable employment laws and regulations. If the CCO determines that a material violation of this Code of Ethics has occurred, the CCO will promptly report the violation, and any association action(s), to Foundry Partners’ senior management.

Distribution of the Code and Acknowledgement of Receipt

Foundry Partners will distribute this Manual, which contains the Company’s Code of Ethics, to each Employee upon the commencement of employment, annually, and upon any change to the Code of Ethics or any material change to another portion of the Manual.

All Employees must acknowledge that they have received, read, understood, and agree to comply with Foundry Partners’ policies and procedures described in this Manual, including this Code of Ethics, upon commencement of employment, annually, and following any material change to the Manual.

Conflicts of Interest

Conflicts of interest may exist between various individuals and entities, including Foundry Partners, Employees, and current or prospective Clients. Any failure to identify or properly address a conflict can have severe negative repercussions for Foundry Partners, its Employees, and/or Clients. In some cases the improper handling of a conflict could result in litigation and/or disciplinary action.

Foundry Partners’ policies and procedures have been designed to identify and properly disclose, mitigate, and/or eliminate applicable conflicts of interest. However, written policies and procedures cannot address every potential conflict, so Employees must use good judgment in identifying and responding appropriately to actual or apparent conflicts.

In some instances conflicts of interest may arise between Clients. Responding appropriately to these types of conflicts can be challenging, and may require robust disclosures if there is any appearance that one or more Clients have been unfairly disadvantaged. Employees should notify the CCO promptly if it appears that any actual or apparent conflict of interest between Clients has not been appropriately addressed.

Personal Securities Transactions

As a matter of general policy, Employees are prohibited from purchasing any Limited Offerings, shares of Funds that Foundry Partners either serves as Adviser to or Sub-adviser, and Initial Public Offerings (“IPO’s”) without first pre-clearing those transactions with the CCO. Employees may also not purchase any securities found on the Firms Restricted List, without pre-clearance from the CCO.

Foundry Partners requires Employees to provide periodic reports regarding transactions and holdings in all “Reportable Securities”, which include any Security except;

●	Direct obligations of the Government of the United States

●	Bankers’ acceptances, bank certificates of deposit, commercial paper and high-quality short-term debt instruments, including repurchase agreements;

●	Shares issued by money market funds;

●	Shares issued by open-end investment companies registered in the U.S., other than funds advised or underwritten by Foundry Partners;

●	Interests in 529 college savings plans; and

●	Shares issued by unit investment trusts that are invested exclusively in one or more open-end registered investment companies, none of which are advised or underwritten by Foundry Partners.

As a reminder, ETF’s are Reportable Securities and are subject to the reporting requirements contained in the Foundry Partners Securities Transactions policy.

Pre-clearance Procedures

Employees shall seek pre-clearance for IPO’s, Limited Offerings and shares of Mutual Funds advised or underwritten by Foundry Partners by using the “IPO/Limited Offering Request” form on the Personal Trading Control Center (“PTCC”).Any request submitted in another form will be automatically rejected. Once the request is received by the CCO or their designee, the CCO may request information from the Firm’s traders on scheduled or previously made transactions by the Firm. If the trade is approved by the CCO or their designee, the trade will be “Accepted” on PTCC and the Employee has 24 hours to make the transaction.

Foundry Partners’ CCO will maintain a Restricted List of Securities on PTCC, to be accessible by all employees. The Restricted list will contain a list of securities about which Foundry Partners might have received Material Non-Public Information. It is the responsibility of the employee to check the Restricted Securities List for up-to-date information on securities that have been added or removed. If an employee wishes to make a trade in a security contained on the Restricted List, they must submit a “Trade Request” form on PTCC. The CCO may consult with management and the Firms traders to determine if a trade is acceptable in such security. In the event that the CCO does approve of the trade, the employee has 24 hours to make the trade in that security.

Reporting

Foundry Partners must collect information regarding the personal trading activities and holdings of all Employees. Employees will enter account information through PTCC (account number, account name, date of account opening and Broker/Dealer) for all Reportable Accounts. Certain Reportable Accounts will qualify for a Brokerage Feed from their Broker/Dealer (“B/D”) which allows the B/D to send transactional and holdings data directly into PTCC for the employee. If the account does not qualify for a Brokerage Feed, it will be the employee’s responsibility to enter in all holdings and transactional data for their Reportable Accounts.

Quarterly Transaction Reports

Each quarter, Employees must report all Reportable Securities transactions in covered accounts on PTCC. If the Employees accounts qualified for a Direct Brokerage feed, the transactional data will appear on their quarterly certification. It is the Employees responsibility to ensure the accuracy of such data and notify the CCO or their designee if any discrepancies are found. Employees must also report any new account opened during the quarter which hold Reportable Securities.

Initial and Annual Holdings Reports

Employees must periodically report the existence of any account that holds any Reportable Securities. Reports regarding accounts and holdings must be submitted on PTCC to the CCO or their designee on or before the appropriate due dates. Annual report must be current as of December 31st; initial reports must be current as of a date no more than 45 days prior to the date that the person became an Employee.

If an Employee does not have any holdings and/or accounts to report, they will still submit the Initial/Annual Holdings report on PTCC.

Exceptions from Reporting Requirements

There are limited exceptions from certain reporting requirements. Specifically, an Employee is not required to submit;

●	Quarterly reports for any transactions effected pursuant to an Automatic Investment Plan;

●	Any reports with respect to Securities held in accounts over which the Employee had no direct or indirect influence or control, such as an account managed by an investment advisor.

Review of Employee Trading

The CCO or their designee may periodically review employee trades against the Firm trades or other market information to ensure that no employee uses his/her position at the firm to unfairly advantage themselves. This includes reviewing for manipulative practices including front running, tailgating, trading opposite of the firm and insider trading.

Employee trades should be executed in a manner consistent with our fiduciary obligations to our Clients: trades should avoid actual improprieties, as well as the appearance of impropriety. Employee trades must not be timed to precede orders placed for any Client, nor should trading activity be so excessive as to conflict with the Employee’s ability to fulfill daily job responsibilities.

Accounts Covered by the Policies and Procedures

Foundry Partners’ Personal Securities Transactions policies and procedures apply to all accounts holding any Securities over which Employees have any beneficial ownership interest, which typically includes accounts held by immediate family members sharing the same household. Immediate family members include children, step-children, grandchildren, parents, step-parents, grandparents, spouses, domestic partners, siblings, parents-in-law, and children-in-law, as well as adoptive relationships that meet the above criteria.

It may be possible for Employees to exclude accounts held personally or by immediate family members sharing the same household if the Employee does not have any direct or indirect influence or control over the accounts. Employees should consult with the CCO before excluding any accounts held by immediate family members sharing the same household.

Disclosure of the Code of Ethics

Foundry Partners will describe its Code of Ethics in Part 2A of Form ADV and, upon request, furnish Clients with a copy of the Code of Ethics. All Client requests for Foundry Partners’ Code of Ethics should be directed to the CCO.